

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 19, 2020

Sally M. Cunningham
Secretary
Synalloy Corporation
4510 Cox Road, Suite 201
Richmond, Virginia 23060

      Re: **Synalloy Corporation**
            Definitive Additional Materials filed under cover of Schedule 14A
            Filed on May 19, 2020 by Synalloy Corporation
            File No. 001-05200

Dear Ms. Cunningham,

      We have reviewed the above-captioned filing and have the following comment. If you do not believe our comment applies to your facts and circumstances, please tell us why in a written response. After reviewing any response to this comment, we may have further comments.

1. The disclosure states that the "Dissident Group" is "asking you to cede control of your Company." The Dissident Group's nominees, if elected, will owe fiduciary duties and otherwise be accountable to all shareholders. While the Dissident Group has proposed five nominees for election whom, if elected, would comprise a majority of the Board of Directors, as a matter of law and fact, the Dissident Group will not be obtaining "control" of Synalloy within the meaning of the term as defined in Rule 12b-2 if its solicitation succeeds. Synalloy's shareholders also are not being asked to cede any of their existing rights with respect to the management of the registrant in connection with the Dissident Group's proxy solicitation. Please refrain from using the above-quoted formulation in future filings.

      We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or inaction by the staff. Please direct any questions to Valian Afshar, Special Counsel, at (202) 551-8729, or me, at (202) 551-3266.

                        Sincerely,

                        /s/ Nicholas P. Panos

                        Nicholas P. Panos
                        Senior Special Counsel
                        Office of Mergers and Acquisitions

cc: Lawrence S. Elbaum, Esq.